ARCELORMITTAL REPORTS RECORD FIRST QUARTER 2008 RESULTS

Luxembourg, May 14, 2008 – ArcelorMittal (referred to as “ArcelorMittal”, or “the Company”) (New York: MT; Amsterdam: MT; Madrid: MTS; Paris: MTP; Brussels: MTBL; Luxembourg: MT), the world’s largest and most global steel company, today announced results for the three months ended March 31, 2008.

Q108 highlights:

•	Shipments[1] of 29.2 million metric tonnes, up 8% compared with Q107
•	Sales of $29.8 billion, up 22% compared with Q107
•	EBITDA[2] of $5.0 billion, up 16% compared with Q107
•	Net Income of $2.4 billion, up 5% as compared with Q107
•	Cash flow from operations of $2.0 billion; and $1.0 billion of capital expenditure
•	Total return to ArcelorMittal shareholders of $2.6 billion in 2008, of which $0.5 billion in cash dividends paid and $2.1 billion in share buy-backs
•	Merger synergies run-rate of $1.6 billion achieved by end of quarter

Three dimensional growth strategy advancing:

•	Geographic strategy advancing, with transactions announced or completed in Argentina, Brazil, China, Costa Rica, Egypt and Venezuela
•	Development of product diversification, with transactions in pipes and tubes and wire businesses
•	Enhancement in value chain, with progress in both mining activities and distribution. New mining initiatives announced/ completed in Russia, Mozambique and South Africa

_________________________

 1 Shipments are defined as the sum of segment shipments excluding AM3S. Some intercompany shipments included.

 2 EBITDA is defined as operating income plus depreciation and impairment.

Guidance for second quarter 2008

•            Q208 EBITDA guidance to exceed $6.5 billion, versus $5.0 billion in Q108 and $5.3 billion in Q207

Commenting, Lakshmi N. Mittal, Chairman and CEO, ArcelorMittal, said:

ArcelorMittal has again delivered a strong set of numbers for the quarter, with EBITDA of $5.0 billion. Despite global economic uncertainties, we are continuing to see strong demand for steel and a healthy pricing dynamic. This global demand is supported by the continued industrialization of a number of key, emerging economies and ArcelorMittal is well positioned to continue to take advantage of these dynamics.

We have also now fully captured the $1.6 billion of synergies that we announced we expected from our successful merger with Arcelor. Looking forward, we expect EBITDA in the second quarter to be higher than in the first quarter to exceed $6.5 billion, largely on account of strong demand for our products across all regions.

Financial highlights (on the basis of IFRS3, amounts in US$ and Euros4 ):

(In millions of US dollars except earnings per share and shipments data)

Results	US Dollars
	Q1 2008	Q4 2007	Q1 2007
Shipments (Million MT)[5]	29.2	28.0	27.0
Sales	29,809	27,993	24,476
EBITDA	5,044	4,847	4,346
Operating income	3,614	3,290	3,455
Net income	2,371	2,435	2,250
Basic earnings per share	$1.69	$1.72	$1.62

(In millions of Euros except earnings per share and shipments data)

Results	Euros
	Q1 2008	Q4 2007	Q1 2007
Shipments (Million MT)	29.2	28.0	27.0
Sales	19,895	19,324	18,675
EBITDA	3,366	3,346	3,316
Operating income	2,412	2,271	2,636
Net income	1,582	1,681	1,717
Basic earnings per share	€1.13	€1.19	€1.24

_________________________

 3 The financial information in this press release and Appendix 1 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). While the interim financial information included in this announcement has been prepared in accordance with IFRS applicable to interim periods, this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting”. Unless otherwise noted the numbers in the press release have not been audited.

 4 US Dollars have been translated into Euros using an average exchange rate (US$/Euros) of 1.4983, 1.4486 and 1.3106 for Q1 2008, Q4 2007 and Q1 2007, respectively.

 5 Shipments defined as the sum of segment shipments excluding AM3S. Some intercompany shipments included.

FIRST QUARTER 2008 NEWS CONFERENCE

ArcelorMittal management will host a news conference:

Date: Wednesday, May 14th 2008

Time: 5.30 am New York Time / 10.30 am London Time / 11.30 am CET

The dial in number:

International number:    +44 207 0705 579

UK:  0207 0705 579

USA:   +1 866 432 7186

Replay Numbers:

International number:    +44 208 196 1998

UK:   0208 196 1998

USA:   +1 866 5831035

Access Code for each language on the replay:

English 069434

Spanish 181439

French 414790

The news conference will be available via a live video webcast on www.arcelormittal.com.

FIRST QUARTER 2008 EARNINGS ANALYST CONFERENCE CALL

Additionally, ArcelorMittal management will host a conference call for members of the investment community to discuss the first quarter 2008 financial performance of ArcelorMittal at 9.30am New York time / 2.30pm London time / 3.30pm CET on Wednesday, May 14th 2008. The conference call will include a brief question and answer session with senior management. The conference call information is as follows:

Dial in access numbers will be the following:

International: +44 208 6110 043

UK: 0208 6110 043

USA: +1 866 432 7175

A replay of the conference call will be available for one week by dialing (access code 634819):

International: +44 208 196 1998

UK: 0208 196 1998

USA: +1 866 583 1035

The presentation will be available via a live video webcast on www.arcelormittal.com

Forward-Looking Statements

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s Annual Report on Form 20-F filed with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

ENQUIRIES:

Contact information ArcelorMittal Investor Relations
Continental Europe	+352 4792 2414
UK/Asia/Africa	+44 207 543 1172
Americas	+1 312 899 3569
Retail	+352 4792 2434
Bonds/Credit	+33 1 71 92 10 26
Contact information ArcelorMittal Communications E-mail: press@arcelormittal.com Web Address: http://www.arcelormittal.com Phone: +352 4792 5000
ArcelorMittal Corporate Communications		Netherlands
Haroon Hassan	+44 20 3214 2867	Leon Melens, Smink, Van der Ploeg & Jongsma,	+31 20 647 81 81
Jean Lasar	+352 4792 2359	Germany
Maitland Consultancy:		Phoebe Kebbel, Herring Schuppener,	+49 69 92 18 74 77
Lydia Pretzlik / Tom Siveyer	+44 20 7379 5151	France
Belgium		Image 7 - Anne France Malrieu,	+33 1 53 70 74 95
Charles-Hubert Gernaert, Comfi,	+32 2 290 90 90	Tiphaine Hecketsweiler
North America		Spain
Bill Steers	+1 312 899 3817	Ignacio Agreda	+34 94 489 4162
		Oscar Fleites	+34 98 512 60 29
		Keith Grant	+34 639 760 397

ARCELORMITTAL FIRST QUARTER 2008 RESULTS

ArcelorMittal, the world’s largest and most global steel company, today announced results for the three months ended March 31, 2008.

Results for the three months ended March 31, 2008 versus results for the three months ended December 31, 2007 and three months ended March 31, 2007

ArcelorMittal’s net income for the three months ended March 31, 2008, was $2.4 billion, or $1.69 per share, as compared with net income of $2.4 billion, or $1.72 per share, for the three months ended December 31, 2007, and $2.3 billion or $1.62 per share, for the three months ended March 31, 2007.

Sales and operating income for the three months ended March 31, 2008, were $29.8 billion and $3.6 billion, respectively, as compared with sales and operating income of $28.0 billion and $3.3 billion, respectively, for the three months ended December 31, 2007. Sales and operating income for the three months ended March 31, 2007, were $24.5 billion and $3.5 billion, respectively.

Total steel shipments for the three months ended March 31, 2008, were 29.2 million metric tonnes as compared with steel shipments of 28.0 million metric tonnes for the three months ended December 31, 2007 and steel shipments of 27.0 million metric tonnes for the three months ended March 31, 2007.

Depreciation costs for the three months ended March 31, 2008, increased to $1,129 million as compared with depreciation of $1,125 million for the three months ended December 31, 2007, and higher as compared to $891 million for the three months ended March 31, 2007. Compared to March 31, 2007 depreciation costs were higher mainly due to purchase price adjustments made in 2007 following the merger with Arcelor in 2006, increased capital expenditures and exchange differences.

Impairment costs for the three months ended March 31, 2008, amounted to $301 million, including $200 million of impairment costs relating to the disposal of Sparrows Point and reduction of goodwill of $95 million6. Impairment costs in the three months ended December 31, 2007 amounted to $432 million, including impairment expenses of $172 million at Contrecoeur, Canada and Gandrange, France and reduction of goodwill of $260 million.

Income from equity method investments and other income for the three months ended March 31, 2008, was $329 million as compared with income from equity method investments and other income of $273 million for the three months ended December 31, 2007, and $175 million for the three months ended March 31, 2007.

_________________________

 6 This reduction of goodwill resulted from the recognition of net operating losses previously not recognized in purchase accounting, amongst others due to a reorganisation in Western Europe in the first quarter.

Net financing costs7 for the three months ended March 31, 2008, were $736 million as compared with $546 million for the three months ended December 31, 2007. This increase resulted primarily from a decrease in value of financial instruments of $242 million as compared to $65 million in the fourth quarter of 2007, primarily due to a loss on market-to-market instruments. Also contributing to the increase was a foreign exchange and other financing loss of $88 million in the first quarter 2008 as compared to foreign exchange and other financing loss of $74 million in the fourth quarter 2007. Net interest expense (which includes bank fees, interest on loans and interest on pensions) remained flat at $406 million in first quarter of 2008 as compared to $407 million in fourth quarter of 2007.

Net financing costs of $10 million in the first quarter of 2007 was lower as compared to first quarter of 2008, due to a gain on mark-to-market financial instruments of $207 million, foreign exchange and other financing gain of $110 million offset by lower net interest expense.

Income tax expense for the three months ended March 31, 2008, increased to $596 million as compared with $345 million for the three months ended December 31, 2007. The effective tax rate for the three months ended March 31, 2008, was 18.6% as compared with 11.4% for the three months ended December 31, 2007, in which certain deferred tax assets had been recognized. The income tax expense for the three months ended March 31, 2007 was $934 million, with an effective tax rate of 25.8%. The lower income tax expense in the first quarter 2008 as compared to the first quarter 2007, primarily results from lower taxable income due to post-merger activities.

Minority interest for the three months ended March 31, 2008, was $240 million as compared with $237 million for the three months ended December 31, 2007 and as compared to $436 million for the three months ended March 31, 2007. The increase from the fourth quarter of 2007 is due to an increase in the income from ArcelorMittal South Africa and Sonasid largely offset by the reduction of minority interests in Arcelor and Acindar. The decrease from the first quarter of 2007 is due primarily to the buyout in the interim of minority interests in Acindar, ArcelorMittal Brazil and Arcelor.

Analysis of segment operations Q1 2008 v Q4 2007

As from January 1, 2008, ArcelorMittal’s segmental reporting has undergone changes to reflect the new Group Management Board (“GMB”) structure announced on April 21, 2008. The results of prior period analysis have not been recast to reflect these changes, and as such the periods of analysis presented herein, are therefore not entirely comparable. However, comparable analyses for steel shipments and operating income have been provided on a segment basis as if in Q1 2008, the businesses were not re-allocated.

_________________________

 7 Net financing costs include net foreign exchange and other financing costs, net interest expense and revaluation of financial instruments.

Flat Carbon Americas

As from January 1, 2008, Mittal Canada flat and pipes and tubes businesses from Dofasco have been transferred to the Long Carbon Americas and Europe division.

Total steel shipments in the Flat Carbon Americas segment were higher at 7.6 million metric tonnes for the three months ended March 31, 2008, as compared with steel shipments of 7.3 million metric tonnes for the three months ended December 31, 2007. On a comparable basis total steel shipments were higher at 7.8 million metric tonnes for the three months ended March 31, 2008, as compared with steel shipments of 7.3 million metric tonnes for the three months ended December 31, 2007.

Sales were higher at $6.5 billion for the three months ended March 31, 2008, as compared with sales of $6.2 billion for the three months ended December 31, 2007.

Operating income was higher at $880 million for the three months ended March 31, 2008, as compared with operating income of $693 million for the three months ended December 31, 2007. On a comparable basis, operating income was higher at $879 million for the three months ended March 31, 2008, as compared with operating income of $693 million for the three months ended December 31, 2007.

Operating results for the three months ended March 31, 2008, as compared with the three months ended December 31, 2007, increased primarily due to higher shipments and higher average selling prices, partially offset by increased input costs. Operating Income for the three months ended March 31, 2008 is negatively impacted by a $200 million impairment charge due to the disposal of Sparrows Point. There was also an impairment expense of $122 million, due to Contrecoeur, Canada, in the three months ended December 31, 2007.

Shipments increased primarily at our US and Canadian operations despite weak underlying economic conditions due to a favorable demand for products stemming from supply side constraints and continued low imports. Average selling prices increased due to favorable demand as well as our ability to pass on some increased input costs to our customers.

Flat Carbon Europe

As from January 1, 2008, the operations of Annaba flat and Skopje previously reported in the AACIS segment have been transferred to the Flat Carbon Europe division. In addition, the entire operations of Galati are reported within the Flat Carbon Europe division.

Total steel shipments in the Flat Carbon Europe segment were higher at 9.4 million metric tonnes for the three months ended March 31, 2008, as compared with steel shipments of 8.8 million metric tonnes for the three months ended December 31, 2007. On a comparable basis, total steel shipments were higher at 9.2 million metric tonnes for the three months ended March 31, 2008, as compared with steel shipments of 8.8 million metric tonnes for the three months ended December 31, 2007.

Sales were higher at $9.3 billion for the three months ended March 31, 2008, as compared with sales of $9.2 billion for the three months ended December 31, 2007.

Operating income increased to $1,145 million for the three months ended March 31, 2008, as compared with operating income of $869 million for the three months ended December 31, 2007. On a comparable basis, operating income increased to $1,132 million for the three months ended March 31, 2008, as compared with operating income of $869 million for the three months ended December 31, 2007.

Operating results for the three months ended March 31, 2008, as compared to the three months ended December 31, 2007, increased due to higher volumes (primarily in the Western Europe division), partly offset by higher input costs.

Long Carbon Americas and Europe

As from January 1, 2008, the Long Carbon Americas and Europe segment include the operations of Annaba long, Sonasid, Zenica, global pipes and tubes business previously reported in the AACIS segment, and Mittal Canada flat previously reported in the Flat Carbon Americas segment. The wire drawing businesses have been transferred to the AM3S segment.

Total steel shipments in the Long Carbon Americas and Europe segment were higher at 7.8 million metric tonnes for the three months ended March 31, 2008, as compared with steel shipments of 6.3 million metric tonnes for the three months ended December 31, 2007. On a comparable basis total steel shipments were higher at 6.8 million metric tonnes for the three months ended March 31, 2008, as compared with steel shipments of 6.3 million metric tonnes for the three months ended December 31, 2007.

Sales were higher at $7.7 billion for the three months ended March 31, 2008, as compared with sales of $6.7 billion for the three months ended December 31, 2007.

Operating income was higher at $1,142 million for the three months ended March 31, 2008, as compared with operating income of $923 million for the three months ended December 31, 2007. On a comparable basis, operating income was higher at $1,061 million for the three months ended March 31, 2008, as compared with operating income of $923 million for the three months ended December 31, 2007.

Operating results for the three months ended March 31, 2008, as compared with the three months ended December 31, 2007, increased due to positive impact from scope changes, higher volumes (mainly at our Mexican operations) on a constant basis and improved average steel selling prices, partly offset by substantial input price increases.

Asia Africa and CIS (“AACIS”)

As from January 1, 2008, the AACIS segment excludes the operations of Annaba, Sonasid, Zenica, Skopje and the pipes and tubes businesses that have been transferred to the respective segments as discussed above.

Total steel shipments in the AACIS segment were lower at 3.9 million metric tonnes for the three months ended March 31, 2008, as compared with steel shipments of 5.2 million metric tonnes for the three months ended December 31, 2007. On a comparable basis total steel shipments were lower at 5.0 million metric tonnes for the three months ended March 31, 2008, as compared with steel shipments of 5.2 million metric tonnes for the three months ended December 31, 2007.

Sales were lower at $2.9 billion for the three months ended March 31, 2008, as compared with sales of $4.7 billion for the three months ended December 31, 2007.

Operating income was marginally lower at $560 million for the three months ended March 31, 2008, as compared with operating income of $631 million for the three months ended December 31, 2007. On a comparable basis, operating income was marginally higher at $664 million for the three months ended March 31, 2008, as compared with operating income of $631 million for the three months ended December 31, 2007.

Operating results for three months ended March 31, 2008, were lower as compared to the three months ended December 31, 2007, primarily due to scope effect. Lower shipments were due to operational problems mainly in Kazakhstan and South Africa.

Stainless Steel

Total steel shipments in the Stainless Steel segment were higher at 528 thousand metric tonnes for the three months ended March 31, 2008, as compared with steel shipments of 461 thousand metric tonnes for the three months ended December 31, 2007.

Sales were flat at $2.3 billion for the three months ended March 31, 2008, as compared with sales for the three months ended December 31, 2007.

Operating income was higher at $166 million for the three months ended March 31, 2008, as compared with operating income of $115 million for the three months ended December 31, 2007.

Operating results for the Stainless Steel segment improved for the three months ended March 31, 2008, as compared to the three months ended December 31, 2007, primarily due to higher volumes and improved base prices.

AM3S8

As from January 1, 2008, the operations of ArcelorMittal wire drawing activities previously reported within the Long Carbon Americas and Europe segment have been transferred to the AM3S division.

Total steel shipments in the AM3S segment were higher at 5.5 million metric tonnes in the three months ended March 31, 2008, as compared with steel shipments of 5.3 million metric tonnes for the three months ended December 31, 2007. On a comparable basis, steel shipments in the AM3S segment were flat at 5.3 million metric tonnes in the three months ended March 31, 2008, as compared with the three months ended December 31, 2007.

Sales in the AM3S segment were higher at $5.7 billion for the three months ended March 31, 2008, as compared with sales of $5.3 billion for the three months ended December 31, 2007.

Operating income was marginally higher at $158 million for the three months ended March 31, 2008, as compared with operating income of $155 million for three months ended December 31, 2007, due primarily to improved average steel selling prices, largely offset by input price increases. On a comparable basis, operating income was marginally lower at $149 million for the three months ended March 31, 2008, as compared with operating income of $155 million for three months ended December 31, 2007.

Liquidity and Capital Resources

For the three months ended March 31, 2008, net cash provided by operating activities was $2.0 billion, as compared with $6.0 billion for the three months ended December 31, 2007. The decrease is primarily due to changes in working capital. In the fourth quarter of 2007 there was a release of working capital.

As of March 31, 2008, the Company’s cash and cash equivalents (including restricted cash and short-term investments) amounted to $7.2 billion as compared to $8.1 billion at December 31, 2007. Net debt at March 31, 2008, which includes long-term debt plus short-term debt less cash and cash equivalents, restricted cash and short-term investments, was $27.4 billion ($22.5 billion as at December 31, 2007). Gearing9 increased from 37% to 44% and net debt to EBITDA ratio increased to 1.4x10 at March 31, 2008, as compared to 1.2x11 at December 31, 2007. Net debt has increased primarily due to share buy-backs, foreign exchange impact12 and investments made in connection with the China Oriental and Acindar transactions as well as other investments. Operating working capital as at March 31, 2008 increased to $19.0 billion as compared to $17.3 billion as at December 31, 2007, mainly due to increase in receivables and inventory due to higher sales activity and accounts payables due to increased input costs.

_________________________

8 AM3S shipments are not consolidated.

9 Gearing is defined as net debt divided by total equity.

10 Based on Q108 annualized EBITDA.

11 Based on full year 2007 EBITDA.

12 A significant portion of our debt is denominated in Euro. The foreign exchange impact is $1.7 billion, upon translation from Euros into US Dollars. US$/Euro of 1.581 and 1.472 as of March 31, 2008 and December 31, 2007, respectively.

The Company had total liquidity of $13.9 billion at March 31, 2008 (as compared to $16.7 billion at December 31, 2007), consisting of cash and cash equivalents (including restricted cash and short-term investments) of $7.2 billion, and available bank lines of $6.7 billion at March 31, 2008. ArcelorMittal recently signed a $4.0 billion revolving credit facility with a group of banks, which further enhances the liquidity position.

Capital expenditures during the three months ended March 31, 2008, decreased to $1.0 billion, as compared with $2.0 billion for the three months ended December 31, 2007, with the lower amount due primarily to seasonal factors. The Company continues to expect capital expenditures to total approximately $7.0 billion during 2008.

Dividend and share buy-backs

During the three months ended March 31, 2008, the Company returned $2.6 billion to shareholders, consisting of $533 million in cash dividends and $2,107 million in share buy-backs. In addition, our subsidiaries in South Africa and Brazil paid dividends totalling $128 million to minority shareholders.

On February 22, 2008, ArcelorMittal completed its $1.0 billion share buy-back program announced in November 2007 and on February 13, 2008 with the acquisition shares from Carlo Tassara International S.A. announced on February 20, 2008.

This buy-back program is part of the Company’s policy to return 30% of the previous year’s net income to shareholders, together with the Company’s base cash dividend of US $1.50 per share per year.

Out of the 25 million shares purchased from Carlo Tassara International S.A. at a price of $68.70 (€46.60) per share, 14.6 million were purchased under the $1.0 billion share buy-back program (which is part of the earnings distribution program) and 10.4 million were purchased under the 44 million shares buy-back program which started on December 18, 2007 and is to be completed over two years.

During the three months ended March 31, 2008, ArcelorMittal repurchased an aggregate 16.3 million shares under the 44 million shares buy-back program, at an average price of $67.79 (€46.05), per share and for a total amount of $1,107 million.

ArcelorMittal holds, indirectly and directly, approximately 58.0 million shares in treasury as at March 31, 2008.

Recent Developments:

Carbon Steel Initiatives:

•

On February 6, 2008, ArcelorMittal announced that it had been awarded a license from the Industrial Development Authority of the Egyptian Ministry of Trade and Industry to construct a steel plant in Egypt. Under the terms of the license, the plant will produce 1.6 million tons of steel using DRI technology, and 1.4 million tons of billets through an electric arc furnace route.

•

On February 4, 2008, ArcelorMittal announced that it had acquired from Clarion Del Norte (Pujol Group) the remaining 50% interest in Laminadora Costarricense S/A and Trefileria Colima S/A that it did not own. Laminadora Costarricense S/A has a rolled products capacity of 400,000 tonnes per year of rebars and merchant bar quality, and Trefileria Colima S/A has a wire products capacity of 60,000 tonnes per year.

Mining Activities:

•

On April 23, 2008, ArcelorMittal announced it reached an agreement with Coal of Africa Limited ("CoAL"), the coal development company operating in South Africa. ArcelorMittal will enter into an off-take agreement with CoAL relating to two coal mines. The first, Baobab, is 100% owned by CoAL and has an estimated yield of 2.45 million tonnes per annum. The second, Thuli, is 74 % owned by CoAL and has an estimated yield of 4.2 million tonnes per annum. Both mines are located in the Limpopo Province of South Africa.

The agreement will take effect from commencement of mining operations at both mines (expected by the end of 2009). Full production at both mines is expected to come on stream by 2011. ArcelorMittal will secure a minimum of 2.5 million tonnes per annum of coking coal from the two mines. ArcelorMittal also has an option to increase its coal off-take to 5 million tonnes per annum and will also have the right to nominate one person to be appointed as a director of the Company following completion of the placement of shares.

Terms and conditions of the off-take agreement are subject to final negotiations, completion of formal documentation and securing all relevant regulatory approvals.
•

On April 10, 2008, ArcelorMittal announced the acquisition of three coal mines and associated assets in Russia for a total consideration of $718 million. The Company has acquired a 97.9% stake in the Berezovskaya Mine together with a 99.4% stake in the Pervomayskaya Mine from Severstal. Both mines produce coking coal and are located in the Kemerovo region. As part of the agreement, ArcelorMittal has acquired the exploration and mining rights to the Zhernovskaya-3 coal deposit, which is a subsidiary of the Pervomayskaya Mine. As previously announced, the company has also acquired the Severnaya Coal Preparation Plant which is part of the Berezovskaya Mine and three companies that provide the mines with associated services. Additionally, the Company has completed its acquisition of 100% of the Anzherskoye mine in the Kemerovo Region.

•

On January 8, 2008, ArcelorMittal announced the signing of a memorandum of understanding with Société Nationale Industrielle et Minière (SNIM), Mauritania, to jointly develop a large iron ore mining project, using the El Agareb iron ore resource in Mauritania.

Pipes and Tubes

•

On January 9, 2008, ArcelorMittal announced that it had entered into a definitive agreement to acquire Unicon, the leading manufacturer of welded steel pipes in Venezuela. The purchase forms part of ArcelorMittal's strategy to strengthen its welded steel pipes business in South America. Unicon supplies the oil & gas and industrial and construction sectors, both domestically and overseas. Total shipments for the year ended March 31, 2007, were 552,000 tonnes. The transaction closed in April 2008.

Disposals:

•

On May 7, 2008, ArcelorMittal announced that the Court appointed trustee has completed the previously announced sale of ArcelorMittal’s Sparrows Point steel mill to OAO Severstal for $810 million, net of debt.

Downstream

•

On April 3, 2008, ArcelorMittal announced the acquisition of a 50% share of Gonvarri Brasil to form a Steel Service Centre joint venture. Gonvarri Brasil is one of the major players for servicing automotive, industry and distribution customers. Gonvarri Brasil commenced operations in 1999 with a first Steel Service Center (SSC) in Curitiba, Paraná State, mainly dedicated to the automotive sector. The company is one of the leaders of the flat steel processing in Brazil and its activities include pickling, slitting, blanking, cutting to length, with a total processing capacity of around 1.3 million tons of steel.

•	On January 24, 2008, ArcelorMittal inaugurated Arceo, its industrial prototype for a vacuum plasma steel coating line in Liège, Belgium.
•

On November 14, 2007, ArcelorMittal announced the acquisition of a 100% stake in Galvex OÜ, a privately-owned steel galvanizing line based in Tallinn, Estonia on the Baltic Sea. Following receipt of regulatory approvals, the transaction closed during the first quarter of 2008.

Other key events

•

On May 8, 2008, ArcelorMittal announced that it filed suit against Esmark Inc., E2 Acquisition Corporation (Esmark/E2) in the Supreme Court of the State of New York. ArcelorMittal is seeking in excess of $540 million in connection with Esmark/E2's breach of its August 1, 2007 contract to purchase the Sparrows Point steel manufacturing facility from ArcelorMittal for $1.35 billion. That contract was terminated on December 16, 2007, after Esmark/E2 failed to complete the transaction. As described above, Sparrows Point was sold to OAO Severstal for $810 million, net of debt, on May 7, 2008.

•

On May 2, 2008, ArcelorMittal announced a series of measures which will restore a 25% free float in China Oriental Group Company ("China Oriental") in compliance with the listing rules of the Hong Kong Stock Exchange (‟HKSE"). At the time of the close of its tender offer on February 4, 2008 ArcelorMittal had reached a 47% shareholding in China Oriental. Given the 45.4% shareholding by the founding shareholders, this left a free float of 7.6% against a minimum HKSE listing requirement of 25%. The measures to restore the minimum free float have been achieved by means of sale of 17.4% stake to ING Bank and Deutsche Bank together with a put option agreements entered into with both banks. As a result of the measures ArcelorMittal's shareholding has been reduced back to 29.6%.

•

On April 29, 2008, ArcelorMittal announced that it had signed new long-term contracts with Vale (“Companhia Vale do Rio Doce”) to supply iron ore and pellets to its plants in Europe, Africa and the Americas. Under these long-term contracts, which are the largest ever signed between a steel company and an iron ore supplier, Vale will supply approximately 480 million tons of iron ore and pellets to ArcelorMittal plants over the next ten years (2007-2016).

•

On April 21, 2008, ArcelorMittal announced new appointments to its Group Management Board. These appointments follow the announcement, on April 7, 2008, of the retirement of Mr. Malay Mukherjee. The appointments of Mr. Maheshwari, Mr. Cornier and Mr. Chugh are effective as of May 14, 2008.

•

On April 4, 2008, ArcelorMittal acquired 30.0 million shares of ArcelorMittal Inox Brasil S.A. in a tender offer made to minority shareholders. This represents 40.33% of the total share capital of ArcelorMittal Inox Brasil S.A. and 94.81% of its free float, and increases ArcelorMittal's stake in ArcelorMittal Inox Brasil S.A. from 57.34% to 97.67%. ArcelorMittal paid R$2.84 billion for the tendered shares, representing, at the current exchange rate, a total consideration of US$1.66 billion. Between April 4 and April 26, 2008, the Company bought an additional 0.8 million shares, thereby increasing its stake to 99.5%. On April 26, 2008, ArcelorMittal Inox Brasil S.A. was delisted.

•

ArcelorMittal has commenced a legal action in the Ontario Superior Court to require U.S. Steel Canada Inc. and Cleveland-Cliffs Inc. to respect their commitment and comply with the sale of their respective interests in the Wabush Mines joint venture to ArcelorMittal Dofasco. U.S. Steel Canada and Cleveland-Cliffs had agreed to sell their interests in the Wabush Mines joint venture to ArcelorMittal Dofasco in accordance with the terms of an agreement signed in August 2007.

•

On February 20, 2008, ArcelorMittal announced the purchase under its share buy-back programs of 25 million shares from Carlo Tassara International SA. The shares were purchased at a price of $68.70 (€46.60) per share for a total amount of $1,717 billion (€1,165 billion).

•

On February 1, 2008, ArcelorMittal announced that it had agreed to a solution proposed by the federal and regional governments of Belgium regarding carbon dioxide emission allowances and have consequently restarted the Seraing (Liège, Belgium) blast furnace number 6.

•

On February 1, 2008, ArcelorMittal announced the results of its cash tender offer to acquire the 35.5% of outstanding shares in Acindar that it did not already own. ArcelorMittal announced that the cash tender offer for the Acindar shares had achieved a 98.6% participation rate.

For further disclosure about each of these recent developments, please refer to our website www.arcelormittal.com

Q208 Outlook

The Company expects second quarter 2008 EBITDA to exceed $6.5 billion on the back of continued strong steel demand and supply constraints. Total shipments in the second quarter of 2008 are expected to increase as compared with the first quarter of 2008. EBITDA levels across all divisions are expected to increase, benefiting from improved volumes and steel selling price levels partially offset by unprecedented input price increases. Asia, Africa & CIS EBITDA expected to be at record levels due to good volume recovery, price increases, and upstream integration. Flat Carbon Americas EBITDA to increase significantly due to steel price increase as a result of cost pressures and upstream integration. Flat Carbon Europe and Long Carbon EBITDA to improve despite strong rise in raw materials costs. ArcelorMittal Steel Services and Solutions to benefit from strong pricing dynamic and Stainless Steel profitability to continue to improve. Full year tax rate is expected to be between 15-20%.

ARCELORMITTAL CONSOLIDATED BALANCE SHEETS

Balance sheets	March 31,	December 31,	March 31,
	2008	2007[13]	2007
In millions of US dollars	Unaudited	Audited	Unaudited
ASSETS
Current Assets
Cash and cash equivalents, restricted cash and short-term investments	$7,244	$8,105	$8,277
Trade accounts receivable – net	11,694	9,533	10,318
Inventories	23,213	21,750	19,319
Prepaid expenses and other current assets	6,252	5,940	5,838
Total Current Assets	48,403	45,328	43,752

Goodwill and intangible assets	15,984	15,031	10,720
Property, plant and equipment	63,948	61,994	54,351
Investments in affiliates and joint ventures and other assets	13,066	11,272	7,961
Total Assets	$141,401	$133,625	$116,784

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Payable to banks and current portion of long-term debt	$9,537	$8,542	$5,829
Trade accounts payable and others	15,879	13,991	10,909
Accrued expenses and other current liabilities	10,352	9,676	10,061
Total Current Liabilities	35,768	32,209	26,799

Long-term debt, net of current portion	25,119	22,085	21,200
Deferred tax liabilities	8,387	7,927	7,419
Other long-term liabilities	9,684	9,869	8,182
Total Liabilities	78,958	72,090	63,600

Total Shareholders’ Equity	57,889	56,685	44,642
Minority Interest	4,554	4,850	8,542
Total Equity	62,443	61,535	53,184
Total Liabilities and Shareholders’ Equity	$141,401	$133,625	$116,784

_________________________

 13 Amounts are derived from the Company’s audited consolidated financial statements for the year ended December 31, 2007.

ARCELORMITTAL CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended
In millions of US dollars, except shares, per share, employee and shipment data	March 31, 2008	December 31, 2007	March 31, 2007
	Unaudited	Unaudited	Unaudited
STATEMENTS OF INCOME DATA
Sales	$29,809	$27,993	$24,476
Depreciation	1,129	1,125	891
Impairment	301	432	-
Operating Income	3,614	3,290	3,455
Operating Margin %	12.1%	11.8%	14.1%

Income from equity method investments and Other income	329	273	175
Net foreign exchange and other financing costs	(88)	(74)	110
Net interest expense	(406)	(407)	(327)
Revaluation of financial instruments	(242)	(65)	207
Income before taxes and minority interest	3,207	3,017	3,620
Income tax expense	596	345	934
Income before minority interest	2,611	2,672	2,686
Minority interest	(240)	(237)	(436)
Net Income	$2,371	$2,435	$2,250

Basic earnings per common share	$1.69	$1.72	$1.62
Diluted earnings per common share	1.68	1.71	1.62
Weighted average common shares outstanding (in millions)	1,407	1,418	1,386
Diluted weighted average common shares outstanding (in millions)	1,410	1,421	1,388

EBITDA[14]	$5,044	$4,847	$4,346
EBITDA Margin %	16.9%	17.3%	17.8%

OTHER INFORMATION
Total shipments of steel products[15] (Million metric tonnes)	29.2	28.0	27.0
Total iron ore production[16](Million metric tonnes) Employees (in thousands)	15.2 312	15.9 311	15.0 316

_________________________

14 EBITDA is defined as operating income plus depreciation and impairment.

15 AM3S shipments are not consolidated.

16 Total of all finished production of fines, concentrate, pellets and lumps (includes share of production and strategic long term contracts).

ARCELORMITTAL CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions of US dollars	Three Months Ended
	March 31, 2008	December 31, 2007	March 31, 2007
	Unaudited	Unaudited	Unaudited
Operating activities:
Net Income Adjustments to reconcile net income to net cash provided by operations: Minority interests Depreciation and impairment Other operating activity	$2,371 240 1,430 (2,059)	$2,435 237 1,557 1,804	$2,250 436 891 (927)
Net cash provided by operating activities	1,982	6,033	2,650
Investing activities:
Purchase of property, plant and equipment	(975)	(1,978)	(988)
Other investing activities (net)	(1,408)	(1,679)	862
Net cash used in investing activities	(2,383)	(3,657)	(126)
Financing activities:
Proceeds (payments) from payable to banks and long-term debt	2,312	420	15
Dividends paid	(661)	(592)	(514)
Share buy-back	(2,107)	(1,300)	-
Other financing activities (net)	17	(509)	46
Net cash provided by (used in) financing activities	(439)	(1,981)	(453)
Net (decrease) increase in cash and cash equivalents	(840)	395	2,071
Effect of exchange rate changes on cash	168	339	67
Change in cash and cash equivalents	$(672)	$734	$2,138

Appendix 1 – First Quarter 2008

Key financial and operational information

All figures in million of US dollars, except employee, production and shipment data.	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas and Europe	AACIS	Stainless Steel	AM3S

Financial Information[1]

Sales	6,491	9,302	7,672	2,936	2,324	5,691

Depreciation and impairment	404	380	272	125	93	47

Operating income	880	1,145	1,142	560	166	158

Operating margin (as a percentage of sales)	13.6%	12.3%	14.9%	19.1%	7.1%	2.8%

EBITDA[2]	1,284	1,525	1,414	685	259	205

EBITDA margin (as a percentage of sales)	19.8%	16.4%	18.4%	23.3%	11.1%	3.6%

Capital expenditure[3]	152	276	210	181	58	55

Operational Information

Crude Steel Production (Thousand MT)	7,980	9,653	7,099	4,346	656	-

Steel Shipments (Thousand MT)	7,603	9,399	7,780	3,895	528	5,497

Average Steel Selling price ($/MT)[4]	746	897	886	617	4,132	991

Employees (‘000)	33	71	69	105	12	18
1.	As from January 1, 2008, the segment reporting has undergone scope changes to reflect the new management structure of the Group as announced on April 21, 2008.
2.	EBITDA is defined as operating income plus depreciation and impairment.
3.	Segmental capex figures include intangible assets.
4.	Average steel selling prices are calculated as steel sales divided by steel shipments.

Appendix 2 - Quarter 1 2008
Shipments by geographical location

Amounts in thousand tonnes	Shipments
FCA:	7,603
North America[1]	5,937
South America	1,666
FCE:	9,399
Europe	9,399
LC:	7,780
North America[2]	1,563
South America	1,496
Europe	4,321
Other[3]	400
AACIS:	3,895
Africa	1,377
Asia, CIS & Other	2,518
Stainless Steel:	528

1.	Includes shipments from Lazaro Cardenas (Mexico) and Dofasco (Canada).
2.	Includes shipments from Sicartsa (Mexico).
3.	Includes pipes and tubes business.

Appendix 2a – Quarter 1 2008
EBITDA by geographical location

Amounts in million US $	EBITDA
FCA:	1,284
North America[1]	800
South America	484
FCE:	1,525
Europe	1,525
LC:	1,414
North America[2]	139
South America	454
Europe	766
Others[3]	55
AACIS:	685
Africa	304
Asia, CIS & Other	381
Stainless Steel:	259

1.	Includes EBITDA from Lazaro Cardenas (Mexico) and Dofasco (Canada).
2.	Includes EBITDA from Sicartsa (Mexico).
3.	Includes pipes and tubes business.

Appendix 3

Impact of scope changes for new segment allocation in 2008

Entity	Segment allocation in 2007	Segment allocation in 2008
Dofasco Tubular products	Flat Carbon America	Long Carbon
Mittal Canada	Flat Carbon America	Long Carbon
Wire drawing	Long Carbon	Steel Services and Solutions
Annaba flat carbon	Asia, Africa and CIS	Flat Carbon Europe
Annaba long carbon	Asia, Africa and CIS	Long Carbon
Sonasid	Asia, Africa and CIS	Long Carbon
Skopje	Asia, Africa and CIS	Flat Carbon Europe
Zenica	Asia, Africa and CIS	Long Carbon
Tubular products	Asia, Africa and CIS	Long Carbon

Impact of scope changes on Q1 2008 results[1]	FCA	FCE	Long	AACIS	Stainless	AM3S
Steel shipments (000 MT)	-219	234	1,017	-1,132	-	166
Operating income $M	1	13	81	-104	-	9
EBITDA $M	-8	16	114	-137	-	15

1. Excludes inter-segment eliminations.

About ArcelorMittal

ArcelorMittal is the world's largest and most global steel company, with 310,000 employees in more than 60 countries. The company brings together the world's number one and number two steel companies, Arcelor and Mittal Steel.

ArcelorMittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. An industrial presence in 28 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.

ArcelorMittal key financials for 2007 show revenues of USD 105.2 billion, with a crude steel production of 116 million tonnes, representing around 10 per cent of world steel output.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MTP), Brussels (MTBL), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).